Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2015	2014	2015	2014
Net income available to stockholders	$1,385	$722	$6,302	$7,890
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(20)	(11)	(91)	(119)
Earnings available to common shareholders	$1,365	$711	$6,211	$7,771
Shares Calculation
Average shares outstanding - Basic Common	4,957	4,987	4,953	4,974
Average shares outstanding - Basic Class B Common	2,022	2,004	2,018	2,000
Potential Common Stock relating to stock options and non-vested restricted stock	67	22	63	24
Average shares outstanding - Assuming dilution	7,046	7,013	7,034	6,998
Net Income Per Share: Basic Common	$0.21	$0.11	$0.96	$1.20
Net Income Per Share: Basic Class B Common	$0.16	$0.08	$0.72	$0.90
Net Income Per Share: Diluted	$0.19	$0.10	$0.88	$1.11

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